Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of State Street Corporation for the registration of debt securities, preferred stock, depository shares, common stock, stock purchase contracts, stock purchase units, warrants and guarantees and the registration of capital securities of State Street Capital Trust V and State Street Capital Trust VI and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements of State Street Corporation, and the effectiveness of internal control over financial reporting of State Street Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 2, 2012